Exhibit 23.2



Board of Trustees
LaSalle Hotel Properties:

We consent to the incorporation by reference in this Registration Statement on Form S-3 of LaSalle Hotel Properties of our report dated February 6, 2003, with respect to the consolidated balance sheets of LaSalle Hotel Properties as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, and the related financial statement schedule, and our report dated March 23, 2001 relating to the LaSalle Hotel Lessee, Inc. statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2000, which reports appear in the December 31, 2002 annual report on Form 10-K of LaSalle Hotel Properties and to the reference to our firm under the heading "Experts" in the prospectus.



/s/ KMPG LLP

Chicago, Illinois
March 27, 2003